 Exhibit 99.1
Management’s Discussion and Analysis
May 6, 2025
Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development, production and upgrading; offshore oil production; petroleum refining in Canada and the U.S.; and the company’s Petro-Canada™ retail and wholesale distribution networks (including Canada’s Electric Highway™, a coast-to-coast network of fast-charging EV stations). Suncor is developing petroleum resources while advancing the transition to a lower-emissions future through investments in lower emissions intensity power, renewable feedstock fuels and projects targeting emissions intensity. Suncor also conducts energy trading activities focused primarily on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor’s common shares (symbol: SU) are listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE).
For a description of Suncor’s segments, refer to Suncor’s Management’s Discussion and Analysis (MD&A) for the year ended December 31, 2024, dated February 26, 2025 (the 2024 annual MD&A).
This MD&A, for the three months ended March 31, 2025, should be read in conjunction with Suncor’s unaudited interim Consolidated Financial Statements for the three months ended March 31, 2025, Suncor’s audited Consolidated Financial Statements for the year ended December 31, 2024, and the 2024 annual MD&A.
Additional information about Suncor filed with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC), including quarterly and annual reports and Suncor’s Annual Information Form dated February 26, 2025 (the 2024 AIF), which is also filed with the SEC under cover of Form 40-F, is available online at www.sedarplus.ca, www.sec.gov and on our website at www.suncor.com. Information contained in or otherwise accessible through our website does not form part of this MD&A and is not incorporated into this MD&A by reference.
References to “we”, “our”, “Suncor”, “Suncor Energy” or “the company” means Suncor Energy Inc., its subsidiaries, partnerships and joint arrangements, unless otherwise specified or the context otherwise requires.
Basis of Presentation
Unless otherwise noted, all financial information is derived from the company’s condensed Consolidated Financial Statements, which are based on Canadian generally accepted accounting principles (GAAP), specifically International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board, and are prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting.
All financial information is reported in Canadian dollars, unless otherwise noted. Production volumes are presented on a working-interest basis, before royalties, except for production volumes from the company’s Libya operations, which are presented on an economic basis.
References to Oil Sands operations exclude Suncor’s ownership of Fort Hills and interest in Syncrude.
Common Abbreviations
For a list of the abbreviations that may be used in this MD&A, please refer to the Common Abbreviations section of this MD&A.
4   2025 First Quarter   Suncor Energy Inc.

1. FIRST QUARTER HIGHLIGHTS
•
Financial results. Adjusted funds from operations(1) were $3.045 billion ($2.46 per common share), compared to $3.169 billion ($2.46 per common share) in the prior year quarter. Adjusted operating earnings(1) were $1.629 billion ($1.31 per common share), compared to $1.817 billion ($1.41 per common share) in the prior year quarter.

•
Returned value to shareholders. Suncor returned approximately $1.5 billion of value to shareholders in the quarter with $750 million in share repurchases(2) and $705 million in dividends.

•
Record first quarter upstream production. Total upstream production was 853,200 bbls/d, the highest first quarter upstream production in company history, and included record first quarter production at Firebag.

•
Second highest ever Oil Sands production. Oil Sands production was 790,900 bbls/d and upgrader utilization(3) was 102%, the second highest ever in company history. The company maximized higher value SCO production through the second highest quarterly utilization ever of 103% at Oil Sands Base and first quarter record utilization of 100% at Syncrude.

•
Record first quarter refining throughput. Refining throughput was 482,700 bbls/d with refinery utilization of 104%, a first quarter record.

•
Record first quarter refined product sales. Refined product sales were 604,900 bbls/d, a first quarter record, reflecting increased refinery throughput and the benefit of the company’s extensive sales and retail network.

•
Production resumes at White Rose. Production safely restarted at White Rose in the first quarter, with production returning to normal levels in the second quarter.

(1)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

(2)
Excludes taxes paid on share repurchases.

(3)
Upgrader utilization is calculated using gross upgraded production, inclusive of internally consumed products and inter-asset transfers, and gross upgrader nameplate capacities, on an average basis of Oil Sands Base and Syncrude.

2025 First Quarter   Suncor Energy Inc.   5

First Quarter Discussion
2. CONSOLIDATED FINANCIAL AND OPERATING INFORMATION
Financial Highlights
	Three months ended March 31
($ millions)	2025	2024
Earnings (loss) before income taxes
Oil Sands	1 675	1 371
Exploration and Production	158	274
Refining and Marketing	672	1 114
Corporate and Eliminations	(215)	(539)
Income tax expense	(601)	(610)
Net earnings	1 689	1 610
Adjusted operating earnings (loss)(1)
Oil Sands	1 620	1 365
Exploration and Production	158	274
Refining and Marketing	667	1 118
Corporate and Eliminations	(229)	(319)
Income tax expense included in adjusted operating earnings	(587)	(621)
Total	1 629	1 817
Adjusted funds from (used in) operations(1)
Oil Sands	2 810	2 443
Exploration and Production	330	467
Refining and Marketing	902	1 306
Corporate and Eliminations	(349)	(398)
Current income tax expense	(648)	(649)
Total	3 045	3 169
Change in non-cash working capital	(889)	(382)
Cash flow provided by operating activities	2 156	2 787
Capital and exploration expenditures(2)
Asset sustainment and maintenance	498	574
Economic investment	589	663
Total	1 087	1 237
Free funds flow(1)	1 900	1 858

(1)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

(2)
Excludes capitalized interest of  $58 million in the first quarter of 2025, compared to $74 million in the first quarter of 2024.

6   2025 First Quarter   Suncor Energy Inc.

Operating Highlights
	Three months ended March 31
(mbbls/d, unless otherwise noted)	2025	2024
Upstream
Production volumes
Oil Sands – Upgraded – net SCO and diesel	536.6	545.0
Oil Sands – Non-upgraded bitumen	254.3	240.0
Total Oil Sands production volumes	790.9	785.0
Exploration and Production	62.3	50.3
Total upstream production	853.2	835.3
Upstream sales	828.4	847.4
Downstream
Refinery utilization (%)	104	98
Refinery crude oil processed	482.7	455.3
Refined product sales	604.9	581.0
Financial Results
Net Earnings and Adjusted Operating Earnings
Adjusted Operating Earnings Reconciliation(1)
	Three months ended March 31
($ millions)	2025	2024
Net earnings	1 689	1 610
Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	(14)	220
Unrealized gain on risk management activities	(60)	(2)
Income tax expense (recovery) on adjusted operating earnings adjustments	14	(11)
Adjusted operating earnings(1)	1 629	1 817

(1)
Non-GAAP financial measure. All reconciling items are presented on a before-tax basis and adjusted for income taxes in the income tax expense (recovery) on adjusted operating earnings adjustments line. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

Suncor’s consolidated net earnings for the first quarter of 2025 were $1.689 billion, compared to $1.610 billion in the prior year quarter. Net earnings were primarily influenced by the same factors that impacted adjusted operating earnings discussed below.
Other items affecting net earnings over these periods included:
•
An unrealized foreign exchange gain on the revaluation of U.S. dollar denominated debt of $14 million recorded in financing expenses in the Corporate and Eliminations segment in the first quarter of 2025, compared to a loss of $220 million in the first quarter of 2024.

•
An unrealized gain on risk management activities of $60 million recorded in other income in the first quarter of 2025, compared to an unrealized gain of $2 million in the first quarter of 2024.

•
An income tax expense related to the items noted above of $14 million in the first quarter of 2025, compared to a recovery of $11 million in the first quarter of 2024.

2025 First Quarter   Suncor Energy Inc.   7

First Quarter Discussion
Bridge Analysis of Adjusted Operating Earnings ($ millions)(1)
(1)
For an explanation of this bridge analysis, see the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

Suncor’s adjusted operating earnings were $1.629 billion ($1.31 per common share) in the first quarter of 2025, compared to $1.817 billion ($1.41 per common share) in the prior year quarter, with the decrease primarily as a result of lower upstream sales volumes due to a build in inventory as production remained strong in the quarter, partially offset by higher refined products sales volumes with record first quarter refining throughput. Higher Oil Sands price realizations, which benefited from narrower differentials compared to the prior year quarter, were mostly offset by lower downstream benchmark crack spreads. The Canadian dollar also weakened against the U.S. dollar in the current quarter, resulting in a foreign exchange loss on working capital items compared to a larger gain in the prior year quarter, but a benefit to upstream price realizations.
Adjusted Funds from Operations and Cash Flow Provided by Operating Activities
Adjusted funds from operations were $3.045 billion ($2.46 per common share) in the first quarter of 2025, compared to $3.169 billion ($2.46 per common share) in the prior year quarter, and were primarily influenced by the same factors impacting adjusted operating earnings, excluding DD&A expenses.
Cash flow provided by operating activities, which includes changes in non-cash working capital, was $2.156 billion ($1.74 per common share) in the first quarter of 2025, compared to $2.787 billion ($2.16 per common share) in the prior year quarter. In addition to the factors impacting adjusted funds from operations, cash flow provided by operating activities were impacted by a larger use of cash associated with the company’s working capital balances in the first quarter of 2025 compared to the prior year quarter. Working capital is subject to fluctuations based on commodity prices, the timing of transactions and seasonal factors. The use of cash in the first quarter of 2025 was primarily due to a build of inventory related to decreased upstream sales volumes and the timing of cargo sales and a decrease in accounts payable and accrued liabilities.
Operating, Selling and General Expenses
	Three months ended March 31
($ millions)	2025	2024
Operations, selling and corporate costs	2 666	2 815
Commodities	486	466
Share-based compensation(1)	145	159
Total operating, selling and general (OS&G) expenses	3 297	3 440

(1)
In the first quarter of 2025, share-based compensation expense of  $145 million included $47 million in the Oil Sands segment, $2 million in the E&P segment, $25 million in the R&M segment and $71 million in the Corporate and Eliminations segment. In the first quarter of 2024, share-based compensation expense of  $159 million included $51 million in the Oil Sands segment, $5 million in the E&P segment, $25 million in the R&M segment and $78 million in the Corporate and Eliminations segment.

OS&G expenses decreased in the first quarter of 2025, compared to the prior year quarter, primarily due to lower upstream sales volumes and a corresponding decrease in operating expenses as inventory was built in the latter part of the quarter, partially offset by increased mining and maintenance activity and higher commodity input volumes. The company’s exposure to commodity costs is partially mitigated by revenue from power sales that are recorded in operating revenues.
8   2025 First Quarter   Suncor Energy Inc.

Business Environment
Commodity prices, refining crack spreads and foreign exchange rates are important factors that affect the results of Suncor’s operations. For additional details, see the Financial Information section of the 2024 annual MD&A.
		Average for the three months ended March 31
		2025	2024
WTI crude oil at Cushing	US$/bbl	71.40	76.95
Dated Brent crude	US$/bbl	75.70	83.25
Dated Brent/Maya crude oil FOB price differential	US$/bbl	11.10	14.10
MSW at Edmonton	Cdn$/bbl	95.30	92.20
WCS at Hardisty	US$/bbl	58.75	57.60
WCS-WTI heavy/light differential	US$/bbl	(12.65)	(19.35)
SYN-WTI differential	US$/bbl	(2.35)	(7.40)
Condensate at Edmonton	US$/bbl	69.90	72.80
Natural gas (Alberta spot) at AECO	Cdn$/GJ	2.05	2.20
Alberta Power Pool Price	Cdn$/MWh	39.80	99.30
New York Harbor 2-1-1 crack(1)	US$/bbl	21.05	27.05
Chicago 2-1-1 crack(1)	US$/bbl	14.65	19.80
Portland 2-1-1 crack(1)	US$/bbl	22.30	26.85
Gulf Coast 2-1-1 crack(1)	US$/bbl	20.85	27.95
U.S. Renewable Volume Obligation	US$/bbl	4.75	3.70
Suncor custom 5-2-2-1 index(2)	US$/bbl	26.80	35.95
Exchange rate (average)	US$/Cdn$	0.70	0.74
Exchange rate (end of period)	US$/Cdn$	0.69	0.74

(1)
2-1-1 crack spreads are indicators of the refining margin generated by converting two barrels of WTI into one barrel of gasoline and one barrel of diesel. The crack spreads presented here generally approximate the regions into which the company sells refined products through retail and wholesale channels.

(2)
Suncor has developed an indicative 5-2-2-1 index based on publicly available pricing data to more accurately reflect the company’s realized refining and marketing gross margin. For more details, including how the 5-2-2-1 index is calculated, see Suncor’s 2024 annual MD&A.

2025 First Quarter   Suncor Energy Inc.   9

First Quarter Discussion
3. SEGMENT RESULTS AND ANALYSIS
OIL SANDS
Financial Highlights
	Three months ended March 31
($ millions)	2025	2024
Operating revenues	7 141	6 922
Less: Royalties	(815)	(782)
Operating revenues, net of royalties	6 326	6 140
Earnings before income taxes	1 675	1 371
Adjusted for:
Unrealized gain on risk management activities	(55)	(6)
Adjusted operating earnings(1)	1 620	1 365
Adjusted funds from operations(1)	2 810	2 443
Free funds flow(1)	2 061	1 448

(1)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

Oil Sands segment adjusted operating earnings increased to $1.620 billion in the first quarter of 2025, compared to $1.365 billion in the prior year quarter, primarily due to narrower heavy crude oil and SYN-WTI differentials, the favourable impact of foreign exchange rates on benchmark pricing and decreased operating expenses as inventory was built in the latter part of the quarter, partially offset by lower sales volumes.
10   2025 First Quarter   Suncor Energy Inc.

Production Volumes
	Three months ended March 31
(mbbls/d)	2025	2024
Oil Sands bitumen
Upgrader bitumen throughput	683.0	692.1
Non-upgraded bitumen production	254.3	240.0
Total Oil Sands bitumen production	937.3	932.1
Upgraded – net SCO and diesel
Oil Sands operations(1)	361.3	374.6
Syncrude(1)	206.0	197.9
Inter-asset transfers and consumption(2)(3)	(30.7)	(27.5)
Upgraded – net SCO and diesel production	536.6	545.0
Non-upgraded bitumen
Oil Sands operations	165.3	120.3
Fort Hills	176.4	177.6
Syncrude	—	—
Inter-asset transfers(4)	(87.4)	(57.9)
Non-upgraded bitumen production	254.3	240.0
Oil Sands production volumes to market
Upgraded – net SCO and diesel	536.6	545.0
Non-upgraded bitumen	254.3	240.0
Total Oil Sands production volumes	790.9	785.0

(1)
Oil Sands Base upgrader yields are approximately 80% of bitumen throughput and Syncrude upgrader yield is approximately 85% of bitumen throughput. Upgrader utilization rates are calculated using total upgraded production, inclusive of internally consumed products and inter-asset transfers.

(2)
Both Oil Sands operations and Syncrude produce diesel and other products, which are internally consumed in operations. In the first quarter of 2025, Oil Sands operations produced 17,700 bbls/d of internally consumed products, of which 10,900 bbls/d was consumed at Oil Sands operations, 5,700 bbls/d was consumed at Fort Hills and 1,100 bbls/d was consumed at Syncrude. Syncrude produced 3,700 bbls/d of internally consumed products.

(3)
In the first quarter of 2025, upgraded inter-asset transfers consist of 9,300 bbls/d of sour SCO that was transferred from Oil Sands operations to Syncrude.

(4)
In the first quarter of 2025, non-upgraded inter-asset transfers consist of 62,000 bbls/d of bitumen that was transferred from Fort Hills to Oil Sands Base and 25,400 bbls/d of bitumen that was transferred from Firebag to Syncrude.

Total Oil Sands bitumen production increased to 937,300 bbls/d in the first quarter of 2025, compared to 932,100 bbls/d in the prior year quarter, as record first quarter Firebag production more than offset slightly lower mining production.
The company’s net SCO production was 536,600 bbls/d in the first quarter of 2025, compared to 545,000 bbls/d in the prior year quarter and included upgrader utilization of 103% at Oil Sands Base and 100% at Syncrude, compared to 107% and 96%, respectively, in the prior year quarter. The decrease was primarily due to fewer maintenance activities in the prior year quarter, which was an all-time record for net SCO production.
Non-upgraded bitumen production increased to 254,300 bbls/d in the first quarter of 2025, compared to 240,000 bbls/d in the prior year quarter, primarily due to higher upgrader availability in the prior year quarter.
2025 First Quarter   Suncor Energy Inc.   11

First Quarter Discussion
Sales Volumes
	Three months ended March 31
(mbbls/d)	2025	2024
Upgraded – net SCO and diesel	528.5	550.3
Non-upgraded bitumen	244.9	233.8
Total	773.4	784.1
SCO and diesel sales volumes decreased to 528,500 bbls/d in the first quarter of 2025, compared to 550,300 bbls/d in the prior year quarter, primarily due to the decrease in SCO production volumes and a build of inventory in the first quarter of 2025 compared to a draw of inventory in the prior year quarter.
Non-upgraded bitumen sales volumes increased to 244,900 bbls/d in the first quarter of 2025, compared to 233,800 bbls/d in the prior year quarter, primarily due to the increase in non-upgraded bitumen production volumes, partially offset by a larger build of inventory in the first quarter of 2025 compared to the prior year quarter.
Price Realizations(1)
Net of transportation costs, but before royalties	Three months ended March 31
($/bbl)	2025	2024
Upgraded – net SCO and diesel	96.24	90.97
Non-upgraded bitumen	71.13	65.11
Weighted average	88.28	83.24
Weighted average crude, relative to WTI	(14.18)	(20.55)

(1)
Contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

Oil Sands price realizations increased in the first quarter of 2025 compared to the prior year quarter, primarily due to narrower heavy crude oil and SYN-WTI differentials and the favourable impact of foreign exchange rates on benchmark pricing.
Royalties
Royalties for the Oil Sands segment increased in the first quarter of 2025 compared to the prior year quarter, primarily due to higher bitumen pricing.
Expenses and Other Factors
Total Oil Sands operating expenses decreased in the first quarter of 2025, compared to the prior year quarter, primarily due to lower sales volumes and a corresponding decrease in operating expenses as inventory was built in the latter part of the quarter, partially offset by increased mining activity, increased maintenance costs and higher commodity input volumes.
DD&A expense increased slightly in the first quarter of 2025, compared to the prior year quarter, primarily due to the commissioning of new assets and new leases entered into during the quarter, partially offset by decreased depreciation related to the company’s asset retirement obligation assets.
Financing expense and other, which includes other income, increased in the first quarter of 2025 compared to the prior year quarter, primarily due to increased interest related to leases.
12   2025 First Quarter   Suncor Energy Inc.

Cash Operating Costs
	Three months ended March 31
($ millions, except as noted)	2025	2024
Oil Sands OS&G(1)	2 392	2 482
Oil Sands operations cash operating costs reconciliation
Oil Sands operations OS&G	1 286	1 278
Non-production costs(3)	126	37
Excess power capacity and other(4)	(95)	(105)
Oil Sands operations cash operating costs(2)	1 317	1 210
Oil Sands operations production volumes (mbbls/d)	526.6	494.9
Oil Sands operations cash operating costs(2) ($/bbl)	27.80	26.85
Fort Hills cash operating costs reconciliation
Fort Hills OS&G	617	613
Non-production costs(3)	(74)	(67)
Excess power capacity(4)	(5)	(15)
Fort Hills cash operating costs(2)	538	531
Fort Hills production volumes (mbbls/d)	176.4	177.6
Fort Hills cash operating costs(2) ($/bbl)	33.85	32.85
Syncrude cash operating costs reconciliation
Syncrude OS&G	659	656
Non-production costs(3)	14	(6)
Excess power capacity(4)	(3)	(8)
Syncrude cash operating costs(2)	670	642
Syncrude production volumes (mbbls/d)	206.0	197.9
Syncrude cash operating costs(2) ($/bbl)	36.10	35.70

(1)
Oil Sands inventory changes and internal transfers are presented on an aggregate basis and reflect: i) the impacts of changes in inventory levels and valuations, such that the company is able to present cost information based on production volumes; and ii) adjustments for internal diesel sales between assets. In the first quarter of 2025, Oil Sands OS&G included ($170) million of inventory changes and internal transfers, compared to ($65) million in the prior year quarter.

(2)
Non-GAAP financial measures. Related per barrel amounts contain on-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

(3)
Non-production costs include, but are not limited to, share-based compensation adjustments, research costs, project startup costs and adjustments to reflect the cost of internal transfers in the receiving asset at the cost of production versus the cost of purchase. Non-production costs at Fort Hills and Syncrude also include, but are not limited to, an adjustment to reflect internally produced diesel from Oil Sands operations at the cost of production.

(4)
Represents excess power revenue from cogeneration units that is recorded in operating revenues. Oil Sands operations excess power capacity and other also includes, but is not limited to, the natural gas expense recorded as part of a non-monetary arrangement involving a third-party processor.

Oil Sands operations cash operating costs per barrel(1) were $27.80 in the first quarter of 2025, compared to $26.85 in the prior year quarter, with the increase primarily due to a higher proportion of Fort Hills bitumen being directed to upgrading at Oil Sands Base, increased mining activity, and higher natural gas volumes related to increased consumption at the new co-generation facility, partially offset by increased production volumes and increased power sales.
Fort Hills cash operating costs per barrel(1) were $33.85 in the first quarter of 2025, compared to $32.85 in the prior year quarter, with the increase primarily due to the timing of maintenance activities and a decrease in excess power revenues resulting from lower power prices, partially offset by lower natural gas prices.
Syncrude cash operating costs per barrel(1) were $36.10 in the first quarter of 2025, compared to $35.70 in the prior year quarter, with the increase primarily due to increased mining and maintenance activity, partially offset by increased production volumes.

(1)
Contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

2025 First Quarter   Suncor Energy Inc.   13

First Quarter Discussion
Planned Maintenance Update
The anticipated impact of these maintenance activities has been reflected in the company’s 2025 guidance.
•
Maintenance at Oil Sands Base Upgrader 1 relating to the coke drum integrity project commenced subsequent to the first quarter, with completion expected in the third quarter.

•
The maintenance at Fort Hills commenced subsequent to the first quarter, with completion expected in the second quarter.

•
The turnaround at Firebag is commencing in the second quarter with completion expected in the third quarter.

EXPLORATION AND PRODUCTION
Financial Highlights
	Three months ended March 31
($ millions)	2025	2024
Operating revenues(1)	729	765
Less: Royalties(1)	(192)	(142)
Operating revenues, net of royalties	537	623
Earnings before income taxes	158	274
Adjusted operating earnings(2)	158	274
Adjusted funds from operations(2)	330	467
Free funds flow(2)	121	325

(1)
Production from the company’s Libya operations is presented on an economic basis. Revenue and royalties from the company’s Libya operations are presented on a working-interest basis, which is required for presentation purposes in the company’s Consolidated Financial Statements. See the E&P price realizations table in the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

(2)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

Adjusted operating earnings for the E&P segment in the first quarter of 2025 were $158 million, compared to $274 million in the prior year quarter, with the decrease primarily due to lower sales volumes, increased exploration expense and lower realized crude prices, partially offset by decreased operating expenses.
Volumes
	Three months ended March 31
(mbbls/d)	2025	2024
E&P Canada	55.6	46.7
E&P International	6.7	3.6
Total production	62.3	50.3
Total sales volumes	55.0	63.3
E&P production increased to 62,300 bbls/d in the first quarter of 2025, compared to 50,300 bbls/d in the prior year quarter, primarily due to increased production at Terra Nova and Hebron.
Total E&P sales volumes decreased to 55,000 bbls/d in the first quarter of 2025, compared to 63,300 bbls/d in the prior year quarter, primarily due to the timing of cargo sales in E&P Canada.
14   2025 First Quarter   Suncor Energy Inc.

Price Realizations(1)
Net of transportation costs, but before royalties	Three months ended March 31
($/bbl)	2025	2024
E&P Canada	103.82	107.52

(1)
Contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

E&P price realizations decreased in the first quarter of 2025 compared to the prior year quarter, in line with the decrease in benchmark prices for Brent crude.
Royalties
In the first quarter of 2025, E&P royalties, excluding the impact of Libya, were higher compared to the prior year quarter, primarily due to higher royalty rates.
Expenses and Other Factors
Operating expenses decreased in the first quarter of 2025 compared to the prior year quarter, primarily due to lower costs related to improved reliability at Terra Nova following a full year of production.
DD&A and exploration expense for the first quarter of 2025 increased compared to the prior year quarter, primarily due to the relinquishment of E&P Canada exploration commitments.
Planned Maintenance Update for Operated Assets
There are no significant planned maintenance events for the E&P segment scheduled for the second quarter of 2025.
REFINING AND MARKETING
Financial Highlights
	Three months ended March 31
($ millions)	2025	2024
Operating revenues	7 628	7 613
Earnings before income taxes	672	1 114
Adjusted for:
Unrealized (gain) loss on risk management activities	(5)	4
Adjusted operating earnings(1)	667	1 118
Adjusted funds from operations(1)	902	1 306
Free funds flow(1)	722	1 138

(1)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

R&M adjusted operating earnings in the first quarter of 2025 were $667 million, compared to $1.118 billion in the prior year quarter. The decrease in adjusted operating earnings was primarily due to lower benchmark crack spreads, narrower crude differentials and a first-in, first-out (FIFO) inventory valuation loss in the first quarter of 2025, compared to a gain in the prior year quarter, partially offset by increased refinery production, increased sales volumes and higher margin capture.
2025 First Quarter   Suncor Energy Inc.   15

First Quarter Discussion
Volumes
	Three months ended March 31
	2025	2024
Crude oil processed (mbbls/d)
Eastern North America	236.9	216.5
Western North America	245.8	238.8
Total	482.7	455.3
Refinery utilization(1) (%)
Eastern North America	107	98
Western North America	101	98
Average	104	98
Refined product sales (mbbls/d)
Gasoline	262.8	243.5
Distillate	262.6	260.1
Other	79.5	77.4
Total	604.9	581.0
Refinery production(2) (mbbls)	45 798	44 074
Refining and marketing gross margin – First-in, first-out (FIFO)(3) ($/bbl)	36.70	46.65
Refining and marketing gross margin – Last-in, first-out (LIFO)(3) ($/bbl)	38.00	45.75
Refining operating expense(3) ($/bbl)	6.75	7.15

(1)
Refinery utilization is the amount of crude oil and natural gas liquids processed by crude distillation units, expressed as a percentage of the nameplate capacity of these units.

(2)
Refinery production is the output of the refining process and differs from crude oil processed as a result of volumetric adjustments for non-crude feedstock, volumetric gain associated with the refining process and changes in unfinished product inventories.

(3)
Contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

Strong downstream operating performance resulted in record first quarter refinery throughput of 482,700 bbls/d and refinery utilization of 104%, compared to 455,300 bbls/d and 98%, respectively, in the prior year quarter, which was also impacted by higher planned maintenance activities.
R&M achieved record first quarter refined product sales of 604,900 bbls/d in the first quarter of 2025, compared to 581,000 bbls/d in the prior year quarter, with the increase primarily due to higher refinery throughput and the benefit of the company’s extensive sales and retail network.
Refining and Marketing Gross Margins(1)
Refining and marketing gross margins were influenced by the following:
•
On a LIFO(2) basis, Suncor’s refining and marketing gross margin decreased to $38.00/bbl in the first quarter of 2025, from $45.75/bbl in the prior year quarter, primarily due to lower benchmark crack spreads and narrower crude differentials, partially offset by higher location differentials associated with the company’s regional markets and strong branded channel performance, contributing to a 99% margin capture compared to Suncor’s 5-2-2-1 index.

•
On a FIFO basis, Suncor’s refining and marketing gross margin decreased to $36.70/bbl in the first quarter of 2025, from $46.65/bbl in the prior year quarter, due to the same factors discussed above, in addition to FIFO inventory valuation impacts. In the first quarter of 2025, the FIFO method of inventory valuation resulted in a loss of $60 million, compared to a gain of $40 million in the prior year quarter, for an unfavourable quarter-over-quarter impact of $100 million.

(1)
Contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

(2)
The estimated impact of the LIFO method is a non-GAAP financial measure. The impact of the FIFO method of inventory valuation, relative to an estimated LIFO accounting method, also includes the impact of the realized portion of commodity risk management activities. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

16   2025 First Quarter   Suncor Energy Inc.

Expenses and Other Factors
Operating expenses in the first quarter of 2025 decreased compared to the prior year quarter, primarily due to decreased maintenance costs, partially offset by increased commodity input costs. Transportation expenses increased in the first quarter of 2025 compared to the prior year quarter, primarily due to increased refined product sales volumes.
Refining operating expense per barrel(1) decreased to $6.75 in the first quarter of 2025, compared to $7.15 in the prior year quarter, primarily due to lower maintenance costs and higher refinery production, partially offset by higher commodity input costs.
Planned Maintenance
The anticipated impact of these maintenance activities has been reflected in the company’s 2025 guidance.
•
The turnaround at the Sarnia refinery commenced in the first quarter, with completion expected in the second quarter.

•
The turnaround at the Edmonton refinery commenced subsequent to the first quarter and is expected to be completed in the second quarter.

CORPORATE AND ELIMINATIONS
Financial Highlights
	Three months ended March 31
($ millions)	2025	2024
Loss before income taxes	(215)	(539)
Adjusted for:
Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	(14)	220
Adjusted operating loss(1)	(229)	(319)
Corporate	(301)	(196)
Eliminations – Intersegment profit realized (eliminated)	72	(123)
Adjusted funds used in from operations(1)	(349)	(398)
Free funds deficit(1)	(356)	(404)

(1)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

Corporate incurred an adjusted operating loss of $301 million in the first quarter of 2025, compared to a loss of $196 million in the prior year quarter. The increased loss was primarily attributable to an operational foreign exchange loss in the first quarter of 2025 compared to a gain in the prior year quarter, partially offset by a decrease in share-based compensation expense in the first quarter of 2025 compared to the prior year quarter.
Eliminations reflect the deferral or realization of profit or loss on crude oil sales from Oil Sands to Suncor’s refineries. Consolidated profits and losses are only realized when the refined products from internal purchases have been sold to third parties. During the first quarter of 2025, the company realized $72 million of intersegment profit, compared to an elimination of $123 million in the prior year quarter. The realization of intersegment profit in the first quarter of 2025 was primarily driven by a decrease in crude feedstock costs and a decrease in intersegment inventory volumes.
Corporate and Eliminations adjusted funds used in operations were $349 million for the first quarter of 2025, compared to adjusted funds used in operations of $398 million in the prior year quarter, and were influenced by the same factors impacting adjusted operating earnings, excluding the impact of share-based compensation expense.

(1)
Contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

2025 First Quarter   Suncor Energy Inc.   17

First Quarter Discussion
4. INCOME TAX
	Three months ended March 31
($ millions)	2025	2024
Current income tax expense	648	649
Deferred income tax recovery	(47)	(39)
Income tax expense included in net earnings	601	610
Less: Income tax expense (recovery) on adjusted operating earnings adjustments	14	(11)
Income tax expense included in adjusted operating earnings	587	621
Effective tax rate	26.2%	27.5%
The provision for income taxes in the first quarter of 2025 decreased to $601 million, compared to $610 million in the prior year quarter, primarily due to a decrease in taxable earnings. In the first quarter of 2025, the company’s effective tax rate on net earnings decreased compared to the prior year quarter, primarily due to non-taxable foreign exchange gains on the revaluation of U.S. dollar denominated debt, as well as other permanent items impacting total tax expense in the first quarter of 2025.
18   2025 First Quarter   Suncor Energy Inc.

5. CAPITAL INVESTMENT UPDATE
Capital and Exploration Expenditures by Type, Excluding Capitalized Interest
	Three months ended
	March 31, 2025			March 31, 2024
($ millions)	Asset Sustainment and Maintenance(1)	Economic Investment(2)	Total	Total
Oil Sands
Oil Sands Base	131	111	242	453
In Situ	38	104	142	119
Fort Hills	51	72	123	144
Syncrude	126	76	202	213
E&P	—	191	191	135
R&M	145	35	180	167
Corporate and Eliminations	7	—	7	6
	498	589	1 087	1 237
Capitalized interest on debt			58	74
Total capital and exploration expenditures			1 145	1 311

(1)
Asset sustainment and maintenance capital expenditures include capital investments that deliver on existing value by ensuring compliance or maintaining relations with regulators and other stakeholders and maintaining current processing capacity.

(2)
Economic investment capital expenditures include capital investments that result in an increase in value by adding reserves or improving processing capacity, utilization, cost or margin, including associated infrastructure.

During the first quarter of 2025, the company incurred $1.087 billion of capital expenditures, excluding capitalized interest, compared to $1.237 billion in the prior year quarter. Suncor capitalized $58 million of its borrowing costs in the first quarter of 2025, as part of the cost of major development assets and construction projects in progress, compared to $74 million in the prior year quarter.
Economic investment expenditures in the first quarter of 2025 were primarily related to:
•
The Upgrader 1 coke drum replacement project, and the purchase of haul trucks equipped with autonomous haul systems at Oil Sands Base.

•
Ongoing design and construction of well pads to develop additional reserves that are intended to maintain existing production levels at In Situ.

•
Progressing the second opening at the North Pit mine at Fort Hills.

•
Progressing the Midred Lake West Extension mining project at Syncrude.

•
Progressing the West White Rose Project at E&P.

•
Enhancing the company’s R&M sales and marketing business.

Asset sustainment and maintenance expenditures in the first quarter of 2025 were primarily related to:
•
Preparation for planned turnarounds, mine tailings, mine equipment and other maintenance projects within the Oil Sands segment.

•
Planned turnaround activity in the current quarter, preparation for upcoming planned turnaround activity and sustainment of refinery, retail and logistics assets within the R&M segment.

2025 First Quarter   Suncor Energy Inc.   19

First Quarter Discussion
6. FINANCIAL CONDITION AND LIQUIDITY
Indicators
	Twelve months ended March 31
	2025	2024
Return on capital employed (ROCE)(1)(2)(3) (%)	12.8	15.7
Net debt to adjusted funds from operations(1)(4) (times)	0.6	0.7
Total debt to total debt plus shareholders’ equity(1)(4) (%)	18.7	21.3
Net debt to net debt plus shareholders’ equity(1)(4) (%)	14.4	17.7

(1)
Non-GAAP financial measures or contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

(2)
For the twelve months ended March 31, 2025, and the twelve months ended March 31, 2024, there were no impairments or impairment reversals. As a result, ROCE excluding impairments was equal to ROCE.

(3)
Beginning in the second quarter of 2024, the company revised the definition of ROCE to exclude lease liabilities from the calculation of average capital employed and interest on lease liabilities from net interest expense to better align with how management and industry monitor capital structure. Prior period comparatives have been restated to reflect this change.

(4)
Beginning in the second quarter of 2024, the company revised the definition of net debt and total debt to exclude lease liabilities to better align with how management and industry monitor capital structure. Prior period comparatives have been restated to reflect this change.

Capital Resources
Suncor’s capital resources consist primarily of cash flow provided by operating activities, cash and cash equivalents, and available lines of credit. Suncor’s management believes the company will have the capital resources required to fund its planned 2025 capital spending program of $6.1 billion to $6.3 billion, and to meet current and future working capital requirements, through cash and cash equivalents balances, cash flow provided by operating activities, available committed credit facilities, issuing commercial paper and, if needed, accessing capital markets. The company’s cash flow provided by operating activities depends on several factors, including commodity prices, production, sales volumes, refining and marketing gross margins, operating expenses, taxes, royalties and foreign exchange rates.
The company has invested cash in short-term financial instruments that are presented as cash and cash equivalents. The objectives of the company’s short-term investment portfolio are to ensure the preservation of capital, maintain adequate liquidity to meet Suncor’s cash flow requirements, and deliver competitive returns derived from the quality and diversification of investments within acceptable risk parameters. The maximum weighted average term to maturity of the short-term investment portfolio is not expected to exceed six months, and all investments are with counterparties with investment-grade debt ratings.
Available Sources of Liquidity
For the three months ended March 31, 2025, cash and cash equivalents decreased to $2.773 billion from $3.484 billion as at December 31, 2024. The use of cash in the first quarter of 2025 was due to the company’s shareholder returns, including the repurchase of Suncor’s common shares under its normal course issuer bid (NCIB) and the payment of dividends, and the company’s capital and exploration expenditures exceeding the company’s cash flow provided by operating activities.
As at March 31, 2025, the weighted average days to maturity of the company’s short-term investment portfolio was approximately 32 days.
As at March 31, 2025, available credit facilities for liquidity purposes were $5.470 billion, compared to $5.475 billion as at December 31, 2024.
Financing Activities
Management of debt levels and liquidity continues to be a priority for Suncor given the company’s long-term plans and the expected future volatility in the business environment. Suncor believes a phased and flexible approach to existing and future projects will help the company maintain its ability to manage project costs and debt levels.
Total Debt to Total Debt Plus Shareholders’ Equity
Suncor is subject to financial and operating covenants related to its bank debt and public market debt. Failure to meet the terms of one or more of these covenants may constitute an “event of default” as defined in the respective debt agreements, potentially resulting in accelerated repayment of one or more of the debt obligations. The company is in compliance with its financial covenant that requires total debt and lease liabilities to not exceed 65% of its total debt and lease liabilities plus shareholders’ equity. As at March 31, 2025, total debt and lease liabilities to total debt and lease liabilities plus shareholders’ equity was 24.8% (December 31, 2024 – 24.8%). The company also continues to be in compliance with all operating covenants under its debt agreements.
20   2025 First Quarter   Suncor Energy Inc.

Change in Debt
Three months ended
($ millions)	March 31, 2025
Total debt(1)(2) – beginning of period	10 345
Foreign exchange on debt, and other	(13)
Total debt(1)(2) – March 31, 2025	10 332
Less: Cash and cash equivalents – March 31, 2025	2 773
Net debt(1)(2) – March 31, 2025	7 559

(1)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

(2)
Beginning in the second quarter of 2024, the company revised the definition of net debt and total debt to exclude lease liabilities to better align with how management and industry monitor capital structure. Prior period comparatives have been restated to reflect this change.

The company’s total debt decreased slightly in the first quarter of 2025, due to favourable foreign exchange rates on U.S. dollar denominated debt compared to December 31, 2024.
As at March 31, 2025, Suncor’s net debt was $7.559 billion, compared to $6.861 billion as at December 31, 2024. The increase in net debt was primarily due to a decrease in cash and cash equivalents and the factors discussed above.
Common Shares
March 31,
(thousands)	2025
Common shares	1 232 579
Common share options – exercisable	5 048
Common share options – non-exercisable	2 401
As at May 1, 2025, the total number of common shares outstanding was 1,227,580,565 and the total number of exercisable and non-exercisable common share options outstanding was 7,392,351. Once vested, each outstanding common share option is exercisable for one common share.
2025 First Quarter   Suncor Energy Inc.   21

First Quarter Discussion
Share Repurchases
	Commencement		Maximum Shares for	Maximum Shares for	Number of Shares
(thousands of common shares)	Date	Expiry	Repurchase	Repurchase (%)	Repurchased
2023 NCIB	February 17, 2023	February 16, 2024	132 900	10	47 107
2024 NCIB	February 26, 2024	February 25, 2025	128 700	10	61 066
2025 NCIB	March 3, 2025	March 2, 2026	123 800	10	10 039
Between March 3, 2025, and May 1, 2025, pursuant to Suncor’s NCIB, Suncor repurchased 10,039,441 common shares on the open market, representing the equivalent of 0.8% of its common shares as at February 18, 2025, for $511 million, at a weighted average price of $50.91 per share.
The actual number of common shares that may be repurchased under the NCIB and the timing of any such repurchases will be determined by Suncor. The company believes that, depending on the trading price of its common shares and other relevant factors, repurchasing its own shares represents an attractive investment opportunity and is in the best interests of the company and its shareholders. The company does not expect the decision to allocate cash to repurchase shares will affect its long-term strategy.
	Three months ended March 31
($ millions, except as noted)	2025	2024
Share repurchase activities (thousands of common shares)	13 600	6 438
Weighted average repurchase price per share (dollars per share)	55.15	45.53
Share repurchase cost(1)	750	293

(1)
The three months ended March 31, 2025, excludes $48 million of taxes paid on 2024 share repurchase costs.

Contractual Obligations, Commitments, Guarantees and Off-Balance Sheet Arrangements
In the normal course of business, the company is obligated to make future payments, including contractual obligations and non-cancellable commitments. Suncor has included these items in the Financial Condition and Liquidity section of the 2024 annual MD&A, with no material updates to note during the three months ended March 31, 2025. Suncor does not believe it has any guarantees or off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the company’s financial performance or financial condition, results of operations, liquidity or capital expenditures.
22   2025 First Quarter   Suncor Energy Inc.

7. QUARTERLY FINANCIAL DATA
Trends in Suncor’s quarterly revenue, earnings and adjusted funds from operations are driven primarily by production volumes, which can be significantly impacted by major maintenance events, changes in commodity prices and crude differentials, refining crack spreads, foreign exchange rates and other significant events impacting operations, such as operational incidents.
Financial Summary
Three months ended ($ millions, unless otherwise noted)	Mar 31 2025	Dec 31 2024	Sep 30 2024	Jun 30 2024	Mar 31 2024	Dec 31 2023	Sep 30 2023	Jun 30 2023
Total production (mbbls/d)
Oil Sands	790.9	817.5	776.0	716.0	785.0	757.4	646.1	679.1
Exploration and Production	62.3	57.5	52.6	54.6	50.3	50.7	44.4	62.8
Total upstream production	853.2	875.0	828.6	770.6	835.3	808.1	690.5	741.9
Refinery crude oil processed (mbbls/d)	482.7	486.2	487.6	430.5	455.3	455.9	463.2	394.4
Revenues and other income
Gross revenues	13 330	13 657	13 905	14 014	13 305	13 589	13 911	12 434
Royalties	(1 007)	(1 126)	(1 017)	(1 125)	(924)	(779)	(1 262)	(715)
Operating revenues, net of royalties	12 323	12 531	12 888	12 889	12 381	12 810	12 649	11 719
Other income (loss)	130	(28)	174	151	148	1 328	(13)	(3)
	12 453	12 503	13 062	13 040	12 529	14 138	12 636	11 716
Net earnings	1 689	818	2 020	1 568	1 610	2 820	1 544	1 879
Per common share – basic (dollars)	1.36	0.65	1.59	1.22	1.25	2.18	1.19	1.44
Adjusted operating earnings(1)	1 629	1 566	1 875	1 626	1 817	1 635	1 980	1 253
Per common share(1)(2) (dollars)	1.31	1.25	1.48	1.27	1.41	1.26	1.52	0.96
Adjusted funds from operations(1)	3 045	3 493	3 787	3 397	3 169	4 034	3 634	2 655
Per common share(1)(2) (dollars)	2.46	2.78	2.98	2.65	2.46	3.12	2.80	2.03
Cash flow provided by operating activities	2 156	5 083	4 261	3 829	2 787	4 318	4 184	2 803
Per common share(2) (dollars)	1.74	4.05	3.36	2.98	2.16	3.34	3.22	2.14
Free funds flow(1)	1 900	1 923	2 232	1 350	1 858	2 482	2 057	1 042
Per common share(1)(2) (dollars)	1.53	1.53	1.76	1.05	1.44	1.92	1.58	0.80
ROCE(1)(3) (%) for the twelve months ended	12.8	13.0	15.6	15.6	15.7	16.3	16.5	13.2
ROCE excluding impairments and impairment reversals(1)(3) (%) for the twelve months ended	12.8	13.0	15.6	15.6	15.7	16.3	16.5	16.7
Net debt(1)(4)	7 559	6 861	7 968	9 054	9 552	9 852	9 837	11 170
Common share information (dollars)
Dividend per common share(2)	0.57	0.57	0.55	0.55	0.55	0.55	0.52	0.52
Share price at the end of trading
Toronto Stock Exchange (Cdn$)	55.72	51.31	49.92	52.15	49.99	42.45	46.71	38.86
New York Stock Exchange (US$)	38.72	35.68	36.92	38.10	36.91	32.04	34.38	29.32

(1)
Such financial measure is a non-GAAP financial measure or contains a non-GAAP financial measure. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A. Adjusted operating earnings, adjusted funds from operations, net debt, free funds flow, ROCE and ROCE excluding impairments are defined in the Non-GAAP and Other Financial Measures Advisory section and reconciled to GAAP measures in the Consolidated Financial Information and the Segment Results and Analysis section in the respective Quarterly Report to Shareholders (Quarterly Report) issued by Suncor in respect of the relevant quarter, which information is incorporated by reference herein and is available on SEDAR+ at www.sedarplus.ca.

(2)
Presented on a basic per share basis.

(3)
Beginning in the second quarter of 2024, the company revised the definition of ROCE to exclude lease liabilities from the calculation of average capital employed and interest on lease liabilities from net interest expense to better align with how management and industry monitor capital structure. Prior period comparatives have been restated to reflect this change.

(4)
Beginning in the second quarter of 2024, the company revised the definition of net debt to exclude lease liabilities to better align with how management and industry monitor capital structure. Prior period comparatives have been restated to reflect this change.

2025 First Quarter   Suncor Energy Inc.   23

First Quarter Discussion
Business Environment
(average for the three months ended)		Mar 31 2025	Dec 31 2024	Sep 30 2024	Jun 30 2024	Mar 31 2024	Dec 31 2023	Sep 30 2023	Jun 30 2023
WTI crude oil at Cushing	US$/bbl	71.40	70.30	75.15	80.55	76.95	78.35	82.20	73.75
Dated Brent crude	US$/bbl	75.70	74.70	80.25	84.90	83.25	84.05	86.70	78.35
Dated Brent/Maya FOB price differential	US$/bbl	11.10	11.85	13.90	12.05	14.10	12.55	11.15	14.75
MSW at Edmonton	Cdn$/bbl	95.30	94.95	98.00	105.25	92.20	99.70	107.80	95.10
WCS at Hardisty	US$/bbl	58.75	57.75	61.65	67.00	57.60	56.45	69.30	58.70
WCS-WTI heavy/light differential	US$/bbl	(12.65)	(12.55)	(13.50)	(13.55)	(19.35)	(21.90)	(12.90)	(15.05)
SYN-WTI (differential) premium	US$/bbl	(2.35)	0.85	1.30	2.80	(7.40)	0.30	2.80	2.90
Condensate at Edmonton	US$/bbl	69.90	70.65	71.30	77.15	72.80	76.25	77.90	72.35
Natural gas (Alberta spot) at AECO	Cdn$/GJ	2.05	1.45	0.65	1.10	2.20	2.15	2.50	2.35
Alberta Power Pool Price	Cdn$/MWh	39.80	51.50	55.35	45.15	99.30	81.60	151.60	159.80
New York Harbor 2-1-1 crack(1)	US$/bbl	21.05	18.80	21.05	24.75	27.05	28.60	39.95	32.30
Chicago 2-1-1 crack(1)	US$/bbl	14.65	13.85	19.35	18.85	19.80	17.10	27.45	28.60
Portland 2-1-1 crack(1)	US$/bbl	22.30	20.95	20.35	29.30	26.85	29.35	55.90	37.30
Gulf Coast 2-1-1 crack(1)	US$/bbl	20.85	17.00	18.90	22.10	27.95	23.00	39.10	29.15
U.S. Renewable Volume Obligation	US$/bbl	4.75	4.05	3.90	3.40	3.70	4.75	7.45	7.70
Suncor custom 5-2-2-1 index(2)	US$/bbl	26.80	24.25	26.05	26.70	35.95	33.45	36.00	34.20
Exchange rate (average)	US$/Cdn$	0.70	0.71	0.73	0.73	0.74	0.73	0.75	0.74
Exchange rate (end of period)	US$/Cdn$	0.69	0.69	0.74	0.73	0.74	0.76	0.74	0.76

(1)
2-1-1 crack spreads are indicators of the refining margin generated by converting two barrels of WTI into one barrel of gasoline and one barrel of diesel. The crack spreads presented here generally approximate the regions into which the company sells refined products through retail and wholesale channels.

(2)
Suncor has developed an indicative 5-2-2-1 index based on publicly available pricing data to more accurately reflect the company’s realized refining and marketing gross margin. For more details, including how the custom index is calculated, see Suncor’s 2024 annual MD&A.

24   2025 First Quarter   Suncor Energy Inc.

8. OTHER ITEMS
Accounting Policies and New IFRS Standards
Suncor’s significant accounting policies and a summary of recently announced accounting standards are described in the Accounting Policies and Critical Accounting Estimates section of Suncor’s 2024 annual MD&A and in notes 3 and 5 of Suncor’s audited Consolidated Financial Statements for the year ended December 31, 2024.
Critical Accounting Estimates
The preparation of financial statements in accordance with GAAP requires management to make estimates, judgments and assumptions that affect reported assets, liabilities, revenues and expenses, gains and losses, and disclosures of contingencies. These estimates and assumptions are subject to change based on experience and new information. Critical accounting estimates are those that require management to make assumptions about matters that are highly uncertain at the time the estimate is made. Critical accounting estimates are also those estimates that, where a different estimate could have been used or where changes in the estimate that are reasonably likely to occur, would have a material impact on the company’s financial condition, changes in financial condition or financial performance. Critical accounting estimates and judgments are reviewed annually by the Audit Committee of the Board of Directors. A detailed description of Suncor’s critical accounting estimates is provided in note 4 to the audited Consolidated Financial Statements for the year ended December 31, 2024, and in the Accounting Policies and Critical Accounting Estimates section of Suncor’s 2024 annual MD&A.
Financial Instruments
Suncor periodically enters into derivative contracts such as forwards, futures, swaps, options and costless collars to manage exposure to fluctuations in commodity prices and foreign exchange rates, and to optimize the company’s position with respect to interest payments. For more information on Suncor’s financial instruments and the related financial risk factors, see note 27 of the audited Consolidated Financial Statements for the year ended December 31, 2024, note 9 to the unaudited interim Consolidated Financial Statements for the three months ended March 31, 2025, and the Financial Condition and Liquidity section of the 2024 annual MD&A.
Control Environment
Based on their evaluation as at March 31, 2025, Suncor’s Chief Executive Officer and Chief Financial Officer concluded that the company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the United States Securities Exchange Act of 1934, as amended (the Exchange Act)), are effective to ensure that information required to be disclosed by the company in reports that are filed or submitted to Canadian and U.S. securities authorities is recorded, processed, summarized and reported within the time periods specified in Canadian and U.S. securities laws. In addition, as at March 31, 2025, there were no changes in the internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) that occurred during the three-month period ended March 31, 2025, that have materially affected, or are reasonably likely to materially affect, the company’s internal control over financial reporting. Management will continue to periodically evaluate the company’s disclosure controls and procedures and internal control over financial reporting and will make any modifications as deemed necessary from time to time.
Based on their inherent limitations, disclosure controls and procedures and internal control over financial reporting may not prevent or detect misstatements, and even those controls determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.
Tariffs
In March 2025, the government of the United States of America announced tariffs on certain goods and products. Several countries (including Canada) responded with an escalation in tariffs and/or retaliatory tariffs. This has resulted in economic uncertainty in the global markets, disruption of supply chains, international competitiveness and fluctuations in commodity pricing. The company is closely monitoring these developments and will continue to assess the impacts of such tariffs and measures as the situation develops.
Corporate Guidance
There have been no changes to Suncor’s previously announced 2025 corporate guidance ranges (which were originally disclosed via press release on December 12, 2024), a copy of which is also available on www.sedarplus.ca.
2025 First Quarter   Suncor Energy Inc.   25

First Quarter Discussion
9. NON-GAAP AND OTHER FINANCIAL MEASURES ADVISORY
Certain financial measures in this MD&A – namely adjusted operating earnings (loss), adjusted funds from (used in) operations, measures contained in ROCE and ROCE excluding impairments and impairment reversals, price realizations, free funds flow, Oil Sands operations cash operating costs, Fort Hills cash operating costs, Syncrude cash operating costs, refining and marketing gross margin, refining operating expense, net debt, total debt, LIFO inventory valuation methodology and related per share or per barrel amounts or metrics that contain such measures – are not prescribed by GAAP. These non-GAAP financial measures are included because management uses the information to analyze business performance, leverage and liquidity, as applicable, and it may be useful to investors on the same basis. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies. Therefore, these non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Except as otherwise indicated, these non-GAAP financial measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods.
Adjusted Operating Earnings (Loss)
Adjusted operating earnings (loss) is a non-GAAP financial measure that adjusts net earnings (loss) for significant items that are not indicative of operating performance. Management uses adjusted operating earnings (loss) to evaluate operating performance because management believes it provides better comparability between periods. Adjusted operating earnings (loss) is reconciled to net earnings (loss) in the Consolidated Financial and Operating Information and Segment Results and Analysis sections of this MD&A.
Bridge Analyses of Adjusted Operating Earnings (Loss)
Within this MD&A, the company presents a chart that illustrates the change in adjusted operating earnings (loss) from the comparative period through key variance factors. These factors are analyzed in the Adjusted Operating Earnings (Loss) narratives following the bridge analysis in this MD&A. This bridge analysis is presented because management uses this presentation to evaluate performance. All reconciling items are presented on a before-tax basis and adjusted for income taxes in the Income Tax bridge factor.
•
The factor for Sales Volumes and Mix is calculated based on sales volumes and mix for the Oil Sands and E&P segments and refinery production volumes for the R&M segment.

•
The factor for Price, Margin and Other Revenue includes upstream price realizations before royalties, except for the company’s Libya operations, which is net of royalties, and realized commodity risk management activities. Also included are refining and marketing gross margins, other operating revenue and the net impacts of sales and purchases of third-party crude, including product purchased for use as diluent in the company’s Oil Sands operations and subsequently sold as part of diluted bitumen.

•
The factor for Royalties excludes the impact of the company’s Libya operations, as royalties in Libya are included in Price, Margin and Other Revenue as described above.

•
The factor for Inventory Valuation is comprised of changes in the FIFO inventory valuation and the realized portion of commodity risk management activities reported in the R&M segment, as well as the impact of the deferral or realization of profit or loss on crude oil sales from the Oil Sands segment to Suncor’s refineries reported in the Corporate and Eliminations segment.

•
The factor for Operating and Transportation Expense includes project startup costs, OS&G expense and transportation expense.

•
The factor for Financing Expense and Other includes financing expenses, other income, operational foreign exchange gains and losses and changes in gains and losses on disposal of assets that are not adjusted operating earnings (loss) adjustments.

•
The factor for DD&A and Exploration Expense includes depreciation, depletion and amortization expense, and exploration expense.

•
The factor for Income Tax includes the company’s current and deferred income tax expense on adjusted operating earnings, changes in statutory income tax rates and other income tax adjustments.

26   2025 First Quarter   Suncor Energy Inc.

Return on Capital Employed (ROCE) and ROCE Excluding Impairments and Impairment Reversals
ROCE is a non-GAAP ratio that management uses to analyze operating performance and the efficiency of Suncor’s capital allocation process. ROCE is calculated using the non-GAAP financial measures adjusted net earnings and average capital employed. Adjusted net earnings are calculated by taking net earnings (loss) and adjusting after-tax amounts for unrealized foreign exchange on U.S. dollar denominated debt and net interest expense. Average capital employed is calculated as a twelve-month average of the capital employed balance at the beginning of the twelve-month period and the month-end capital employed balances throughout the remainder of the twelve-month period. Figures for capital employed at the beginning and end of the twelve-month period are presented to show the changes in the components of the calculation over the twelve-month period.
For the twelve months ended March 31
($ millions, except as noted)		2025	2024
Adjustments to net earnings
Net earnings		6 095	7 853
Add after-tax amounts for:
Unrealized foreign exchange loss on U.S. dollar denominated debt		393	27
Net interest expense		267	377
Adjusted net earnings(1)	A	6 755	8 257
Capital employed – beginning of twelve-month period
Net debt(2)(4)		9 552	12 439
Shareholders’ equity		44 308	39 949
		53 860	52 388
Capital employed – end of twelve-month period
Net debt(2)(4)		7 559	9 552
Shareholders’ equity		44 834	44 308
		52 393	53 860
Average capital employed	B	52 690	52 643
ROCE (%)(3)(5)	A/B	12.8	15.7

(1)
Total before-tax impact of adjustments is $799 million for the twelve months ended March 31, 2025, and $529 million for the twelve months ended March 31, 2024.

(2)
Net debt is a non-GAAP financial measure.

(3)
For the twelve months ended March 31, 2025, and the twelve months ended March 31, 2024, there were no impairments or impairment reversals. As a result, ROCE excluding impairments was equal to ROCE.

(4)
Beginning in the second quarter of 2024, the company revised the definition of net debt to exclude lease liabilities to better align with how management and industry monitor capital structure. Prior period comparatives have been restated to reflect this change.

(5)
Beginning in the second quarter of 2024, the company revised the definition of ROCE to exclude lease liabilities from the calculation of average capital employed and interest on lease liabilities from net interest expense to better align with how management and industry monitor capital structure. Prior period comparatives have been restated to reflect this change.

2025 First Quarter   Suncor Energy Inc.   27

First Quarter Discussion
Adjusted Funds From (Used In) Operations
Adjusted funds from (used in) operations is a non-GAAP financial measure that adjusts a GAAP measure – cash flow provided by operating activities – for changes in non-cash working capital, which management uses to analyze operating performance and liquidity. Changes to non-cash working capital can be impacted by, among other factors, commodity price volatility, the timing of offshore feedstock purchases and payments for commodity and income taxes, the timing of cash flows related to accounts receivable and accounts payable, and changes in inventory, which management believes reduces comparability between periods.
Adjusted funds from (used in) operations for each quarter are separately defined and reconciled to the cash flow provided by the operating activities measure in the Non-GAAP and Other Financial Measures Advisory section of each respective MD&A or Quarterly Report to shareholders, as applicable, for the related quarter, with such information being incorporated by reference herein and available on SEDAR+ at www.sedarplus.ca.
Three months ended March 31	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Income Taxes		Total
($ millions)	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Earnings (loss) before income taxes	1 675	1 371	158	274	672	1 114	(215)	(539)	—	—	2 290	2 220
Adjustments for:
Depreciation, depletion, amortization and impairment	1 199	1 185	171	170	257	244	36	29	—	—	1 663	1 628
Accretion	124	126	16	16	3	3	—	—	—	—	143	145
Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	—	—	—	—	—	—	(14)	220	—	—	(14)	220
Change in fair value of financial instruments and trading inventory	(68)	2	(6)	3	17	25	—	—	—	—	(57)	30
Gain on disposal of assets	—	—	—	—	—	—	—	(3)		—	—	(3)
Share-based compensation	(86)	(171)	(6)	3	(40)	(78)	(171)	(128)	—	—	(303)	(374)
Settlement of decommissioning and restoration liabilities	(79)	(112)	(3)	(2)	(12)	(9)	—	—	—	—	(94)	(123)
Other	45	42	—	3	5	7	15	23	—	—	65	75
Current income tax expense	—	—	—	—	—	—	—	—	(648)	(649)	(648)	(649)
Adjusted funds from (used in) operations	2 810	2 443	330	467	902	1 306	(349)	(398)	(648)	(649)	3 045	3 169
Change in non-cash working capital											(889)	(382)
Cash flow provided by operating activities											2 156	2 787
28   2025 First Quarter   Suncor Energy Inc.

Free Funds Flow
Free funds flow is a non-GAAP financial measure that is calculated by taking adjusted funds from operations and subtracting capital expenditures, including capitalized interest. Free funds flow reflects cash available for increasing distributions to shareholders and reducing debt. Management uses free funds flow to measure the capacity of the company to increase returns to shareholders and to grow Suncor’s business.
Three months ended March 31	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Income Taxes		Total
($ millions)	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Adjusted funds from (used in) operations	2 810	2 443	330	467	902	1 306	(349)	(398)	(648)	(649)	3 045	3 169
Capital expenditures including capitalized interest	(749)	(995)	(209)	(142)	(180)	(168)	(7)	(6)	—	—	(1 145)	(1 311)
Free funds flow (deficit)	2 061	1 448	121	325	722	1 138	(356)	(404)	(648)	(649)	1 900	1 858
Oil Sands Operations, Fort Hills and Syncrude Cash Operating Costs
Cash operating costs are calculated by adjusting Oil Sands segment OS&G expenses for non-production costs and excess power capacity. Significant non-production costs include, but are not limited to, share-based compensation adjustments, research costs, project startup costs and adjustments to reflect the cost of internal transfers in the receiving asset at the cost of production versus the cost of purchase. Non-production costs at Fort Hills and Syncrude also include, but are not limited to, an adjustment to reflect internally produced diesel from Oil Sands operations at the cost of production. Excess power capacity represents excess power revenue from cogeneration units that is recorded in operating revenues. Oil Sands operations excess power capacity and other also includes, but is not limited to, the natural gas expense recorded as part of a non-monetary arrangement involving a third-party processor. Oil Sands operations, Fort Hills and Syncrude production volumes are gross of internally consumed diesel and feedstock transfers between assets. Oil Sands operations, Fort Hills and Syncrude cash operating costs are reconciled in the Segment Results and Analysis – Oil Sands – Cash Operating Costs section of this MD&A. Management uses cash operating costs to measure operating performance.
2025 First Quarter   Suncor Energy Inc.   29

First Quarter Discussion
Refining and Marketing Gross Margin and Refining Operating Expense
Refining and marketing gross margins and refining operating expense are non-GAAP financial measures. Refining and marketing gross margin, on a FIFO basis, is calculated by adjusting R&M segment operating revenue, other income and purchases of crude oil and products (all of which are GAAP measures) for intersegment marketing fees recorded in intersegment revenues. Refining and marketing gross margin, on a LIFO basis, is further adjusted for the impacts of FIFO inventory valuation recorded in purchases of crude oil and products and risk management activities recorded in other income (loss). Refinery operating expense is calculated by adjusting R&M segment OS&G expenses for i) non-refining costs pertaining to the company’s supply, marketing and ethanol businesses; and ii) non-refining costs that management believes do not relate to the production of refined products, including, but not limited to, share-based compensation and enterprise shared service allocations. Management uses refining and marketing gross margin and refining operating expense to measure operating performance on a production barrel basis.
	Three months ended March 31
($ millions, except as noted)	2025	2024
Refining and marketing gross margin reconciliation
Operating revenues	7 628	7 613
Purchases of crude oil and products	(5 922)	(5 588)
	1 706	2 025
Other (loss) income	(12)	74
Non-refining and marketing margin	(13)	(42)
Refining and marketing gross margin – FIFO	1 681	2 057
Refinery production(1) (mbbls)	45 798	44 074
Refining and marketing gross margin – FIFO ($/bbl)	36.70	46.65
FIFO and risk management activities adjustment	60	(40)
Refining and marketing gross margin – LIFO	1 741	2 017
Refining and marketing gross margin – LIFO ($/bbl)	38.00	45.75
Refining operating expense reconciliation
Operating, selling and general expense	609	618
Non-refining costs	(301)	(303)
Refining operating expense	308	315
Refinery production(1) (mbbls)	45 798	44 074
Refining operating expense ($/bbl)	6.75	7.15

(1)
Refinery production is the output of the refining process and differs from crude oil processed as a result of volumetric adjustments for non-crude feedstock, volumetric gain associated with the refining process and changes in unfinished product inventories.

30   2025 First Quarter   Suncor Energy Inc.

Impact of FIFO Inventory Valuation on Refining and Marketing Net Earnings (Loss)
GAAP requires the use of a FIFO inventory valuation methodology. For Suncor, this results in a disconnect between the sales prices for refined products, which reflect current market conditions, and the amount recorded as the cost of sale for the related refinery feedstock, which reflects market conditions at the time the feedstock was purchased. This lag between purchase and sale can be anywhere from several weeks to several months and is influenced by the time to receive crude after purchase, regional crude inventory levels, the completion of refining processes, transportation time to distribution channels and regional refined product inventory levels.
Suncor prepares and presents an estimate of the impact of using a FIFO inventory valuation methodology compared to a LIFO methodology, because management uses the information to analyze operating performance and compare itself against refining peers that are permitted to use LIFO inventory valuation under U.S. GAAP.
The company’s estimate is not derived from a standardized calculation and, therefore, may not be directly comparable to similar measures presented by other companies, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP or U.S. GAAP.
Net Debt and Total Debt
Net debt and total debt are non-GAAP financial measures that management uses to analyze the financial condition of the company. Total debt includes short-term debt, current portion of long-term debt and long-term debt (all of which are GAAP measures). Net debt is equal to total debt less cash and cash equivalents (a GAAP measure).
	March 31	December 31
($ millions, except as noted)	2025	2024
Short-term debt	—	—
Current portion of long-term debt	997	997
Long-term debt	9 335	9 348
Total debt(1)	10 332	10 345
Less: Cash and cash equivalents	2 773	3 484
Net debt(1)	7 559	6 861
Shareholders’ equity	44 834	44 514
Total debt plus shareholders’ equity	55 166	54 859
Total debt to total debt plus shareholders’ equity(1) (%)	18.7	18.9
Net debt to net debt plus shareholders’ equity(1) (%)	14.4	13.4

(1)
Beginning in the second quarter of 2024, the company revised the definition of net debt and total debt to exclude lease liabilities to better align with how management and industry monitor capital structure. Prior period comparatives have been restated to reflect this change.

2025 First Quarter   Suncor Energy Inc.   31

First Quarter Discussion
Price Realizations
Price realizations are a non-GAAP measure used by management to measure profitability. Oil Sands price realizations are presented on a crude product basis and are derived from the Oil Sands segmented statement of net earnings (loss), after adjusting for items not directly attributable to the revenues associated with production. E&P price realizations are presented on an asset location basis and are derived from the E&P segmented statement of net earnings (loss), after adjusting for other E&P assets, such as Libya, for which price realizations are not provided.
Oil Sands Price Realizations
Three months ended	March 31, 2025				March 31, 2024
($ millions, except as noted)	Non- Upgraded Bitumen	Upgraded – Net SCO and Diesel	Average Crude	Oil Sands Segment	Non- Upgraded Bitumen	Upgraded – Net SCO and Diesel	Average Crude	Oil Sands Segment
Operating revenues	2 285	4 856	7 141	7 141	2 062	4 860	6 922	6 922
Other income (loss)	41	57	98	98	59	(4)	55	55
Purchases of crude oil and products	(572)	(37)	(609)	(609)	(557)	(72)	(629)	(629)
Gross realization adjustment(1)	(35)	(154)	(189)		(22)	(94)	(116)
Gross realization	1 719	4 722	6 441		1 542	4 690	6 232
Transportation and distribution	(151)	(145)	(296)	(296)	(158)	(134)	(292)	(292)
Price realization	1 568	4 577	6 145		1 384	4 556	5 940
Sales volumes (mbbls)	22 041	47 567	69 608		21 280	50 077	71 357
Price realization per barrel	71.13	96.24	88.28		65.11	90.97	83.24

(1)
Reflects the items not directly attributed to revenues received from the sale of proprietary crude and net non-proprietary activity at its deemed point of sale.

E&P Price Realizations
Three months ended	March 31, 2025			March 31, 2024
($ millions, except as noted)	E&P Canada	Other(1)(2)	E&P Segment	E&P Canada	Other(1)(2)	E&P Segment
Operating revenues	470	259	729	609	156	765
Transportation and distribution	(19)	(3)	(22)	(23)	(2)	(25)
Price realization	451	256		586	154
Sales volumes (mbbls)	4 344			5 432
Price realization per barrel	103.82			107.52

(1)
Reflects other E&P assets, such as Libya, for which price realizations are not provided.

(2)
Production from the company’s Libya operations is presented on an economic basis. Revenue and royalties from the company’s Libya operations are presented on a working-interest basis, which is required for presentation purposes in the company’s Consolidated Financial Statements. In the first quarter of 2025, revenue included a gross-up amount of  $196 million (2024 – $119 million), with an offsetting amount of  $106 million (2024 – $62 million) in royalties in the E&P segment and $90 million (2024 – $57 million) in income tax expense recorded at the consolidated level.

32   2025 First Quarter   Suncor Energy Inc.

10. COMMON ABBREVIATIONS
The following is a list of abbreviations that may be used in this MD&A:
Measurement		Places and Currencies
bbl	barrel	U.S.	United States
bbls/d	barrels per day	U.K.	United Kingdom
mbbls/d	thousands of barrels per day
		$ or Cdn$	Canadian dollars
GJ	Gigajoule	US$	United States dollars

MW	megawatts
MWh	megawatts per hour	Financial and Business Environment
		Q1	Three months ended March 31
		DD&A	Depreciation, depletion and amortization
		WTI	West Texas Intermediate
		WCS	Western Canadian Select
		SCO	Synthetic crude oil
		SYN	Synthetic crude oil benchmark
		MSW	Mixed Sweet Blend
2025 First Quarter   Suncor Energy Inc.   33

First Quarter Discussion
11. ADVISORIES
Forward-Looking Statements
This MD&A contains certain forward-looking statements and other information based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves estimates; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; uncertainty related to geopolitical conflict; capital efficiencies and cost savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the development and execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals. All statements and information that address expectations or projections about the future, and other statements and information about Suncor’s strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results, future financing and capital activities, and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements may be identified by words like “expects”, “anticipates”, “will”, “estimates”, “plans”, “scheduled”, “intends”, “believes”, “projects”, “indicates”, “could”, “focus”, “vision”, “goal”, “outlook”, “proposed”, “target”, “objective”, “continue”, “should”, “may”, “future”, “potential”, “opportunity”, “would”, “priority”, “strategy” and similar expressions. Forward-looking statements in this MD&A include references to:
•
Suncor’s strategy, focus, goals and priorities and the expected benefits therefrom;

•
expectations regarding planned maintenance events, including the timing and completion of turnarounds at the Sarnia and Edmonton refineries and at Firebag, and maintenance events at Oil Sands Upgrader 1 and Fort Hills.

•
Suncor’s expectation that production at White Rose will return to normal levels in the second quarter;

•
Suncor’s expectation that In Situ design and construction of new well pads will maintain existing production levels;

•
statements regarding Suncor’s planned 2025 capital spending program of  $6.1 billion to $6.3 billion, including Suncor’s management’s belief that it will have the capital resources to fund it and to meet current and future working capital requirements through cash and cash equivalents balances, cash flow provided by operating activities, available committed credit facilities, issuing commercial paper and, if needed, accessing capital markets;

•
the objectives of Suncor’s short-term investment portfolio and Suncor’s expectation that the maximum weighted average term to maturity of the short-term investment portfolio will not exceed six months, and that all investments will be with counterparties with investment-grade debt ratings;

•
the company’s priority regarding the management of debt levels and liquidity given the company’s long-term plans and future expected volatility in the pricing environment, and Suncor’s belief that a phased and flexible approach to existing and future projects will help the company manage project costs and debt levels; and

•
the company’s belief that it does not have any guarantees or off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the company’s financial performance or financial condition, results of operations, liquidity or capital expenditures.

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them. The financial and operating performance of the company’s reportable operating segments, specifically Oil Sands, E&P and R&M, may be affected by a number of factors.
Factors that affect Suncor’s Oil Sands segment include, but are not limited to, volatility in the prices for crude oil and other production, and the related impacts of fluctuating light/heavy and sweet/sour crude oil differentials; changes in the demand for refinery feedstock and diesel fuel, including the possibility that refiners that process the company’s proprietary production will be closed, experience equipment failure or other accidents; Suncor’s ability to operate its Oil Sands facilities reliably in order to meet production targets; the output of newly commissioned facilities, the performance of which may be difficult to predict during initial operations; Suncor’s dependence on pipeline capacity and other logistical constraints, which may affect the company’s ability to distribute products to market and which may cause the company to delay or cancel planned growth projects in the event of insufficient takeaway capacity; Suncor’s ability to finance Oil Sands economic investment and asset sustainment and maintenance capital expenditures; the availability of bitumen feedstock for upgrading operations, which can be negatively affected by poor ore grade quality, unplanned mine equipment and extraction plant maintenance, tailings storage, and In Situ reservoir and equipment performance, or the unavailability of third-party bitumen; changes in operating costs, including the cost of labour, natural gas and other energy sources used in oil sands processes; and the company’s ability to complete projects, including planned maintenance events, both on time and on budget, which could be impacted by competition from other projects (including other oil sands projects) for goods and services and demands on infrastructure in Alberta’s Wood Buffalo region and the surrounding area (including housing, roads and schools).
Factors that affect Suncor’s E&P segment include, but are not limited to, volatility in crude oil and natural gas prices; operational risks and uncertainties associated with oil and gas activities, including unexpected formations or pressures, premature declines of reservoirs,
34   2025 First Quarter   Suncor Energy Inc.

fires, blow-outs, equipment failures and other accidents, uncontrollable flows of crude oil, natural gas or well fluids, and pollution and other environmental risks; adverse weather conditions, which could disrupt output from producing assets or impact drilling programs, resulting in increased costs and/or delays in bringing on new production; political, economic and socioeconomic risks associated with Suncor’s foreign operations, including the unpredictability of operating in Libya due to ongoing political unrest; and market demand for mineral rights and producing properties, potentially leading to losses on disposition or increased property acquisition costs.
Factors that affect the R&M segment include, but are not limited to, fluctuations in demand and supply for refined products that impact the company’s margins; market competition, including potential new market entrants; the company’s ability to reliably operate refining and marketing facilities to meet production or sales targets; and risks and uncertainties affecting construction or planned maintenance schedules, including the availability of labour and other impacts of competing projects drawing on the same resources during the same time period.
Additional risks, uncertainties and other factors that could influence the financial and operating performance of all of Suncor’s operating segments and activities include, but are not limited to, changes in general economic, market and business conditions, such as commodity prices, interest rates, currency exchange rates and potential trade tariffs (including as a result of demand and supply effects resulting from the actions of OPEC+ and/or the impact of armed conflicts in the Middle East, the impact of the Russian invasion of Ukraine and/or the impact of changes to the U.S. government economic policy); fluctuations in supply and demand for Suncor’s products; the successful and timely implementation of capital projects, including growth projects and regulatory projects; risks associated with the development and execution of Suncor’s major projects and the commissioning and integration of new facilities; the possibility that completed maintenance activities may not improve operational performance or the output of related facilities; the risk that projects and initiatives intended to achieve cash flow growth and/or reductions in operating costs may not achieve the expected results in the time anticipated or at all; competitive actions of other companies, including increased competition from other oil and gas companies or from companies that provide alternative sources of energy; labour and material shortages; actions by government authorities, including the imposition or reassessment of, or changes to, taxes, fees, royalties, duties and other government-imposed compliance costs; changes to laws and government policies that could impact the company’s business, including environmental (including climate change), royalty and tax laws and policies; the ability and willingness of parties with whom Suncor has material relationships to perform their obligations to the company; the unavailability of, or outages to, third-party infrastructure that could cause disruptions to production or prevent the company from being able to transport its products; the occurrence of a protracted operational outage, a major safety or environmental incident, or unexpected events such as fires (including forest fires), equipment failures and other similar events affecting Suncor or other parties whose operations or assets directly or indirectly affect Suncor; the potential for security breaches of Suncor’s information technology and infrastructure by malicious persons or entities, and the unavailability or failure of such systems to perform as anticipated as a result of such breaches; security threats and terrorist or activist activities; the risk that competing business objectives may exceed Suncor’s capacity to adopt and implement change; risks and uncertainties associated with obtaining regulatory, third-party and stakeholder approvals outside of Suncor’s control for the company’s operations, projects, initiatives and exploration and development activities and the satisfaction of any conditions to approvals; the potential for disruptions to operations and construction projects as a result of Suncor’s relationships with labour unions that represent employees at the company’s facilities; the company’s ability to find new oil and gas reserves that can be developed economically; the accuracy of Suncor’s reserves, resources and future production estimates; market instability affecting Suncor’s ability to borrow in the capital debt markets at acceptable rates or to issue other securities at acceptable prices; the ability to maintain an optimal debt to cash flow ratio; the success of the company’s marketing and logistics activities using derivatives and other financial instruments; the cost of compliance with current and future environmental laws, including climate change laws; risks relating to increased activism and public opposition to fossil fuels and oil sands; the ability of counterparties to comply with their obligations in a timely manner; risks associated with joint arrangements in which the company has an interest; risks associated with land claims and Indigenous consultation requirements; the risk that the company may be subject to litigation; the impact of technology and risks associated with developing and implementing new technologies; and the accuracy of cost estimates, some of which are provided at the conceptual or other preliminary stage of projects and prior to commencement or conception of the detailed engineering that is needed to reduce the margin of error and increase the level of accuracy. The foregoing important factors are not exhaustive.
Many of these risk factors and other assumptions related to Suncor’s forward-looking statements are discussed in further detail throughout this MD&A, and in the company’s 2024 annual MD&A, the 2024 AIF and Form 40-F on file with Canadian securities commissions at www.sedarplus.ca and the United States Securities and Exchange Commission at www.sec.gov. Readers are also referred to the risk factors and assumptions described in other MD&As that Suncor files from time to time with securities regulatory authorities. Copies of these MD&As are available without charge from the company.
The forward-looking statements contained in this MD&A are made as of the date of this MD&A. Except as required by applicable securities laws, we assume no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing risks and assumptions affecting such forward-looking statements, whether as a result of new information, future events or otherwise.
2025 First Quarter   Suncor Energy Inc.   35